                                                Filed Pursuant to Rule 424(b)(1)
                                 Registration Nos.: 333-103542 and 333-103542-01

PROSPECTUS

                         1,760,000 PREFERRED SECURITIES

                             IBC CAPITAL FINANCE II
                  8.25% CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)

               FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED
          ON A SUBORDINATED BASIS, AS DESCRIBED IN THIS PROSPECTUS, BY

                            [INDEPENDENT BANK LOGO]
                            ------------------------

     IBC Capital Finance II is offering 1,760,000 preferred securities at $25 per security. The preferred securities represent an indirect interest in our 8.25% junior subordinated debentures. The debentures have the same payment terms as the preferred securities and will be purchased by IBC Capital Finance II using the proceeds from its sale of the preferred securities.

     The preferred securities have been approved for listing on the Nasdaq National Market under the symbol "IBCPO." Trading is expected to commence on or around delivery of the preferred securities.
                            ------------------------
     INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.
                            ------------------------

     THE PREFERRED SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY ANY BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                                PER PREFERRED
                                                                  SECURITY          TOTAL
                                                                -------------    -----------
Public offering price.......................................       $25.00        $44,000,000
Proceeds to IBC Capital Finance II..........................       $25.00        $44,000,000

     This is a firm commitment underwriting. We will pay underwriting commissions of $0.8125 per preferred security, or a total of $1,430,000, to the underwriters for arranging the investment in our junior subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 264,000 preferred securities to cover over-allotments, if any.



 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

STIFEL, NICOLAUS & COMPANY
                 INCORPORATED
                   FAHNESTOCK & CO. INC.
                                     HOWE BARNES INVESTMENTS, INC.
                                                   RBC CAPITAL MARKETS

March 13, 2003

                    [INDEPENDENT BANK CORPORATION LOCATIONS]

                                    SUMMARY

     This summary highlights information contained in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference into this prospectus before you make an investment decision. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

                          INDEPENDENT BANK CORPORATION

     We are a bank holding company with four wholly owned subsidiary banks that provide retail and commercial banking services in Michigan's lower peninsula. Collectively, our banks serve over 70 communities, which are principally rural and suburban in nature, through their four main offices and a total of 77 branches and 12 loan production offices. At December 31, 2002, we had total assets of $2.1 billion, deposits of $1.5 billion and shareholders' equity of $138.0 million.

     We offer a full range of banking services, including checking and savings accounts, commercial lending, consumer financing, mortgage lending and safe deposit box services. The majority of our loans are secured by commercial or residential real estate. We believe our emphasis on real estate-secured lending helps reduce our credit risk. Through various nonbank subsidiaries and affiliations we also offer investment services, engage in the title insurance business as an agent and offer other types of insurance as an agent.

FINANCIAL SUMMARY

     We have maintained strong profitability while growing our franchise through a balance of internal growth and selective acquisitions. The following table summarizes our financial performance over the past five years:

                                                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------------
                                           2002         2001         2000         1999         1998
                                        ----------   ----------   ----------   ----------   ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income............................  $   29,467   $   24,398   $   20,009   $    8,669   $   11,949
Earnings per common share (diluted)...        1.58         1.27         1.02         0.43         0.60
Assets................................   2,057,562    1,888,457    1,783,791    1,725,205    1,660,893
Portfolio loans.......................   1,381,442    1,384,684    1,379,664    1,290,641    1,152,139
Deposits..............................   1,535,603    1,387,367    1,389,900    1,310,602    1,255,544
Borrowings (including federal funds
  purchased)..........................     334,253      323,110      223,582      266,920      251,899
Total shareholders' equity............     138,047      131,903      128,336      113,746      117,042
Return on average assets..............        1.52%        1.35%        1.15%        0.52%        0.72%
Return on average shareholders'
  equity..............................       21.34        18.52        16.59         7.26        10.72
Net interest margin(1)................        4.75         4.45         4.21         4.15         3.75
Net loans charged-off to average
  portfolio loans.....................        0.23         0.11         0.17         0.10         0.15

----------------

(1) Calculated on a tax-equivalent basis.

OUR APPROACH TO COMMUNITY BANKING

     We attribute our past success to the consistent application of community banking practices in our predominantly rural and suburban markets. Our operating philosophy seeks to preserve those elements of traditional community banking which management believes create a competitive advantage in the markets in which we operate. Accordingly, our banks emphasize personal service and customer recognition, prompt response to customer needs, convenience, continuity of personnel and management, and commitment to and participation in the community.

     DECENTRALIZED MANAGEMENT. We vest management of our banks with the authority to make local pricing and credit decisions to better anticipate customer needs, respond to customer demands, and identify profitable opportunities within their respective markets. While management of each of our banks is granted the authority to make decisions for its local operations, they are also held accountable for each bank's performance.

     CORPORATE ADMINISTRATIVE AND SUPPORT SERVICES. To complement our decentralized management structure and preserve our community banking practices within our expanding franchise, our corporate service departments provide a variety of services to each of our banks. We believe that this partnership between the bank's management and our personnel allows the management of each of the banks to focus on sales and customer service while providing us with internal controls, and the ability to provide consistent service quality and attain operating efficiencies.

     CREDIT CULTURE. We believe we have a consistent credit philosophy, with the majority of our loans secured by commercial or residential real estate. We believe that this emphasis on real estate-secured lending helps to reduce our credit risk.

BUSINESS STRATEGY

     We believe our long-term success is a direct result of our community banking philosophy, which blends personalized customer service and local decision making with a centralized support system and also includes the following elements:

     - Increasing revenue by focusing on building core deposits primarily through our high performance checking program; growing our loan portfolio with a particular emphasis on commercial lending; and expanding our other operations, including mortgage banking, investment services and insurance.

     - Attracting and retaining talented employees through an incentive system that appropriately rewards outstanding performance.

     - Selectively expanding our bank branch network by opening new offices in markets that offer superior growth opportunities.

     - Pursuing strategic acquisitions, both banking and non-banking, of primarily smaller entities in adjacent markets, that we can successfully integrate and that we expect to contribute to our earnings per share.

     - Effectively managing our capital resources and prudently using financial leverage to create value for our shareholders.

RECENT DEVELOPMENTS

     On February 24, 2003, we executed a definitive agreement to acquire Mepco Insurance Premium Financing, Inc., a Chicago-based company that finances insurance premiums and automobile warranty contracts. Mepco provides loans and payment plans to businesses and consumers to allow them to pay their insurance and service contract premiums over time. Mepco works with hundreds of independent insurance agents, insurance companies and automobile warranty administrators throughout the United States, primarily in California and Illinois. As of December 31, 2002, Mepco's insurance premium finance and automobile warranty receivables totaled approximately $88.7 million.

     The initial purchase price to be paid for Mepco is valued at approximately $10.0 million, subject to certain adjustments. Payment of the purchase price will be allocated equally between shares of our common stock and cash. The acquisition agreement also provides for potential additional stock and cash consideration if certain contingencies are resolved and performance targets are achieved. We expect that all or part of the cash portion of the purchase will be financed out of the net proceeds from the sale of the debentures in this offering. We expect to close the acquisition of Mepco on April 1, 2003, subject to the satisfaction of closing conditions specified in the acquisition agreement. See "Use of Proceeds" on page 19.

                             IBC CAPITAL FINANCE II

     The trust is a newly formed financing subsidiary of Independent Bank Corporation. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust. The trust exists exclusively for the following purposes:

     - issuing the preferred securities to the public for cash;

     - issuing the common securities to us;

     - investing the proceeds from the sale of its preferred and common securities in an equivalent amount of junior subordinated debentures to be issued by us; and

     - engaging in activities that are incidental to those listed above, such as receiving payments on the debentures and making distributions to security holders, furnishing notices and other administrative tasks.

     Our principal executive offices, as well as those of the trust, are located at 230 West Main Street, Ionia, MI 48846, and our telephone number is (616) 527-9450.

                                  THE OFFERING

The issuer....................   IBC Capital Finance II.

Securities being offered......   1,760,000 preferred securities, which represent
                                 preferred undivided interests in the assets of the trust. Those assets will consist solely of the debentures and payments received on the debentures. The trust will sell the preferred securities to the public for cash. The trust will use that cash to buy the debentures from us.

Offering price................   $25 per preferred security.

When distributions will be
paid to you...................   If you purchase the preferred securities, you
                                 are entitled to receive cumulative cash
                                 distributions at a 8.25% annual rate.
                                 Distributions will accumulate from the date the trust issues the preferred securities and will be paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2003. As long as the preferred securities are represented by a global security, the record date for distributions on the preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below.

When the securities must be
redeemed......................   The debentures will mature and we must redeem
                                 the preferred securities on March 31, 2033. We have the option, however, to shorten the maturity date to a date not earlier than March
                                 31, 2008. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve, if required.

Redemption before March 31,
2033 is possible..............   The trust must redeem the preferred securities
                                 when the debentures are paid at maturity, or upon any earlier redemption of the debentures to the extent the debentures are redeemed. We may redeem all or part of the debentures at any time on or after March 31, 2008.

                                 In addition, we may redeem, at any time, all of the debentures if:

                                 - there is a change in existing laws or
                                   regulations, or new official administrative or judicial interpretation or application of these laws and regulations, that causes the interest we pay on the debentures to no longer be deductible by us for federal income tax purposes; or the trust becomes subject to federal income tax; or the trust becomes or will become subject to other taxes or governmental charges;

                                 - there is a change in existing laws or
                                   regulations that requires the trust to
                                   register as an investment company; or

                                 - there is a change in the capital adequacy
                                   guidelines of the Federal Reserve that
                                   results in the preferred securities not being eligible as Tier 1 capital.

                                 We may also redeem the debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we purchase, plus a proportionate amount of common securities, but only in exchange for a like amount of the preferred securities and common securities then owned by us. Redemption of the debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required. If your preferred securities are redeemed by the trust, you will receive the liquidation amount of $25 per preferred security, plus any accrued and unpaid distributions to the date of redemption.

We have the option to extend
the interest payment period...   The trust will rely solely on payments made by
                                 us under the debentures to pay distributions on the preferred securities. As long as we are not in default under the indenture relating to the debentures, we may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters, but not beyond March
                                 31, 2033. If we defer interest payments on the debentures:

                                 - the trust will also defer distributions on
                                   the preferred securities;

                                 - the distributions you are entitled to will
                                   accumulate; and

                                 - these accumulated distributions will earn
                                   interest at an annual rate of 8.25%
                                   compounded quarterly, until paid.

                                 At the end of any deferral period, we will pay to the trust all accrued and unpaid interest under the debentures. The trust will then pay all accumulated and unpaid distributions to you.

                                 During an extension period, we are restricted from making payments on debt that ranks equally with or junior to the debentures held by our other subsidiary trusts, and from paying dividends or distributions on our capital stock or redeeming, purchasing or acquiring or making liquidation payments with respect to our capital stock, except for some exceptions.

You will still be taxed if
distributions are deferred....   If a deferral of payment occurs, you will still
                                 be required to recognize the deferred amounts as income for federal income tax purposes in advance of receiving these amounts, even if you are a cash basis taxpayer.

Our guarantee of payment......   Our obligations described in this prospectus,
                                 in the aggregate, constitute a full,
                                 irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities. Under the guarantee agreement, we guarantee the trust will use its assets to pay the distributions on the preferred securities and the liquidation amount upon liquidation of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. If we do not make payments on the debentures, the trust will not have sufficient funds to make payments on the preferred securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the debentures.

We may distribute the
debentures directly to you....   We may, at any time, dissolve the trust and
                                 distribute the debentures to you, subject to the prior approval of the Federal Reserve, if required. If we distribute the debentures, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system.

How the securities will rank
in right of payment...........   Our obligations under the preferred securities,
                                 debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

                                 - the preferred securities will rank equally
                                   with the common securities of the trust. The trust will pay distributions on the preferred securities and the common securities pro rata. However, if we default with respect to the debentures, then no distributions on the common securities of the trust or our common stock will be paid until all accumulated and unpaid distributions on the preferred securities have been paid;

                                 - our obligations under the debentures and the
                                   guarantee are unsecured and generally will rank:

                                   - junior in priority to our existing and
                                     future senior and subordinated
                                     indebtedness; and

                                   - equal to our subordinated debentures
                                     associated with $17.25 million of trust
                                     preferred securities that an affiliated
                                     trust of ours currently has outstanding;
                                     and

                                 - because we are a holding company, the
                                   debentures and the guarantee will effectively be subordinated to all depositors' claims, as well as existing and future liabilities of our subsidiaries.

Voting rights of the preferred
securities....................   Except in limited circumstances, holders of the
                                 preferred securities will have no voting rights.

Nasdaq National Market
symbol........................   IBCPO.

You will not receive
certificates..................   The preferred securities will be represented by
                                 a global security that will be deposited with and registered in the name of The Depository
                                 Trust Company, New York, New York, or its nominee. This means that you will not receive a certificate for the preferred securities, and your ownership interests will be recorded through the DTC book-entry system.

How the proceeds of this
offering will be used.........   The trust will invest all of the proceeds from
                                 the sale of the preferred securities in the debentures. We estimate that the net proceeds to us from the sale of the debentures to the trust, after deducting offering expenses and underwriting commissions, will be approximately
                                 $42.3 million. We expect to use approximately
                                 $17.25 million of the net proceeds from this offering to redeem our outstanding junior subordinated debentures issued to IBC Capital
                                 Finance. We expect to use approximately $5.0 million of the net proceeds for the cash portion of the initial purchase price payment for the Mepco acquisition. We will use the remaining net proceeds to make additional capital contributions to our banks, for repurchases of our common stock, to pay additional consideration that may be due in the future related to the Mepco acquisition, for possible future acquisitions, and for general corporate purposes.

     Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 10.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2002, are derived from our historical financial statements. Our consolidated financial statements for each of the five years ended December 31, 2002, have been audited by KPMG LLP, independent accountants. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002. Results for past periods are not necessarily indicative of results that may be expected for any future period.

                                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------------
                                                   2002         2001         2000         1999         1998
                                                ----------   ----------   ----------   ----------   ----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
  Interest income.............................  $  129,815   $  134,502   $  132,841   $  120,534   $  120,766
  Interest expense............................      48,008       62,460       67,865       58,730       64,667
                                                ----------   ----------   ----------   ----------   ----------
  Net interest income.........................      81,807       72,042       64,976       61,804       56,099
  Provision for loan losses...................       3,562        3,737        3,287        2,661        3,628
                                                ----------   ----------   ----------   ----------   ----------
  Net interest income after provision for loan
     losses...................................      78,245       68,305       61,689       59,143       52,471
  Net gains on sale of real estate mortgage
     loans....................................       8,178        6,306        2,209        4,247        7,052
  Other non-interest income...................      22,733       20,629       16,752       13,848       12,066
  Merger-related securities losses, charges
     and litigation settlements...............                                              8,000
  Other non-interest expenses.................      68,293       61,519       53,375       57,276       54,584
                                                ----------   ----------   ----------   ----------   ----------
  Income before federal income tax expense....      40,863       33,721       27,275       11,962       17,005
  Federal income tax expense..................      11,396        9,288        7,266        3,293        5,056
                                                ----------   ----------   ----------   ----------   ----------
  Net income before cumulative effect of
     change in accounting principle...........      29,467       24,433       20,009        8,669       11,949
  Cumulative effect of change in accounting
     principle, net of related tax
     effect(1)................................          --          (35)          --           --           --
                                                ----------   ----------   ----------   ----------   ----------
  Net income..................................  $   29,467   $   24,398   $   20,009   $    8,669   $   11,949
                                                ==========   ==========   ==========   ==========   ==========
PER COMMON SHARE DATA(2):
  Net income
     Basic....................................  $     1.61   $     1.29   $     1.03   $     0.44   $     0.61
     Diluted..................................        1.58         1.27         1.02         0.43         0.60
  Cash dividends declared.....................        0.48         0.41         0.35         0.26         0.19
  Book value..................................        7.75         7.06         6.68         5.83         5.94
  Dividend payout ratio.......................       30.38%       32.28%       34.31%       60.47%       31.67%
  Weighted average shares outstanding (in
     thousands) -- Diluted....................      18,651       19,250       19,568       19,986       19,842

                                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------------
                                                   2002         2001         2000         1999         1998
                                                ----------   ----------   ----------   ----------   ----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED BALANCES:
  Assets......................................  $2,057,562   $1,888,457   $1,783,791   $1,725,205   $1,660,893
  Securities..................................     371,246      290,303      237,545      266,415      316,925
  Loans held for sale.........................     129,577       77,220       20,817       12,950       45,699
  Portfolio loans.............................   1,381,442    1,384,684    1,379,664    1,290,641    1,152,139
  Deposits....................................   1,535,603    1,387,367    1,389,900    1,310,602    1,255,544
  Borrowings (including federal funds
     purchased)(3)............................     334,253      323,110      223,582      266,920      251,899
  Shareholders' equity........................     138,047      131,903      128,336      113,746      117,042
PERFORMANCE RATIOS:
  Return on average assets....................        1.52%        1.35%        1.15%        0.52%        0.72%
  Return on average shareholders' equity......       21.34        18.52        16.59         7.26        10.72
  Net interest margin(4)(5)...................        4.75         4.45         4.21         4.15         3.75
  Efficiency ratio(6).........................       58.31        60.16        60.88        69.44        71.35
ASSET QUALITY RATIOS:
  Non-performing loans to portfolio loans.....        0.72%        0.65%        0.51%        0.41%        0.59%
  Non-performing assets to total assets.......        0.67         0.56         0.52         0.38         0.49
  Allowance for loan losses to portfolio
     loans....................................        1.21         1.17         1.01         1.01         1.00
  Allowance for loan losses to non-performing
     loans....................................      167.57       178.72       198.86       245.97       169.04
  Net loans charged-off to average portfolio
     loans....................................        0.23         0.11         0.17         0.10         0.15
CAPITAL RATIOS:
  Average shareholders' equity to average
     total assets.............................        7.14%        7.28%        6.92%        7.16%        6.76%
  Leverage ratio..............................        6.85         7.46         7.31         6.56         6.12
  Tier 1 risk-based capital ratio.............        9.36         9.82         9.68         9.33         9.97
  Total risk-based capital ratio..............       10.49        10.98        10.74        10.41        11.04
RATIO OF EARNINGS TO FIXED CHARGES(7):
  Including interest on deposits..............        1.85x        1.54x        1.40x        1.20x        1.26x
  Excluding interest on deposits..............        4.17x        2.89x        2.69x        1.82x        1.79x

----------------

(1) Effect of the implementation of SFAS #133, "Accounting for Derivative Instruments and Hedging Activities."

(2) Per share data has been adjusted for three-for-two stock splits in 2002 and 1998 and 5% stock dividends in each of the years presented.

(3) Excludes guaranteed preferred beneficial interests in the Company's subordinated debentures issued to IBC Capital Finance.

(4) Net interest income divided by average interest-earning assets.

(5) Calculated on a tax-equivalent basis.

(6) Non-interest expense (excluding non-recurring charges) divided by the sum of net interest income, on a tax-equivalent basis, plus non-interest income (excluding securities gains or losses).

(7) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus interest expense. Fixed charges consist of interest expense plus distributions on preferred securities. The pro forma ratio of earnings to fixed charges including interest on deposits was 1.82x and excluding interest on deposits was 3.74x for the year ended December 31, 2002, in each case giving effect to the use of offering proceeds to redeem approximately $17.25 million of guaranteed preferred beneficial interests in the Company's subordinated debentures issued to IBC Capital Finance.

                                  RISK FACTORS

     An investment in the preferred securities involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in Independent Bank Corporation and the trust before you purchase any of the preferred securities offered by this prospectus.

     Because the trust will rely on the payments it receives on the debentures it owns to fund all payments on the preferred securities and because the trust may distribute the debentures it owns in exchange for the preferred securities that it issues, you are making an investment decision that relates to the debentures being issued by us as well as the preferred securities. You should carefully review the information in this prospectus about the preferred securities, the debentures and the guarantee.

RISKS RELATING TO AN INVESTMENT IN US

     WE HAVE CREDIT RISK INHERENT IN OUR ASSET PORTFOLIOS, AND OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE SUFFICIENT TO COVER ACTUAL LOAN LOSSES.

     Our loan customers may not repay their loans according to their respective terms, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant credit losses which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the size of the allowance for loan losses, we rely on our experience and our evaluation of current economic conditions. If our assumptions or judgments prove to be incorrect, our current allowance for loan losses may not be sufficient to cover any loan losses inherent in our loan portfolio, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income.

     In the near term, our strategy is to continue to expand our commercial lending activities in the markets in which we are currently operating. We may also pursue opportunities to expand into new markets outside our traditional markets by establishing offices staffed by commercial loan officers who come to us from other commercial banks in these new markets. We cannot be sure that our loan loss experience with any new borrowers in these newer markets will be consistent with our loan loss experience in our traditional markets. Our actual loan loss experience in these markets may cause us to increase our reserves.

     In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

     OUR COMMERCIAL REAL ESTATE LOANS GENERALLY HAVE HIGHER PRINCIPAL AMOUNTS AND MAY HAVE BALLOON PAYMENTS.

     Commercial real estate loans involve greater risk because they generally involve higher principal amounts and are dependent, in large part, on sufficient income from the property securing the loan to cover operating expenses and loan payments. In addition, many commercial real estate loans are not fully amortized over the loan period, but have balloon payments due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property. Because these loans depend on the successful operation, financing or sale of the property, they may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy. As of December 31, 2002, we had $325.2 million of commercial real estate loans.

     OUR CONSTRUCTION AND LAND DEVELOPMENT LOANS ARE BASED UPON ESTIMATES OF CONSTRUCTION COSTS, DEVELOPMENT COSTS AND PROPERTY VALUES, AND THESE ESTIMATES MAY BE INACCURATE.

     Our risk of loss on a construction or land development loan depends largely upon whether we properly estimate construction and development costs and the property's value at completion of construction or development. Construction and land development loans often require disbursement of substantial funds with repayment dependent in part on the success of the ultimate project and the borrower's ability to sell or lease the property or refinance the indebtedness. During the construction or development phase, a number of factors can result in delays and cost overruns. If the estimate of value is inaccurate, the value of the property securing our loans may be insufficient to ensure full repayment when completed through sale, a permanent loan or seizure of collateral. As of December 31, 2002, we had $185.6 million of construction and land development loans.

     BUSINESS BORROWERS' ABILITY TO REPAY CERTAIN OF OUR LOANS WILL SUBSTANTIALLY DEPEND UPON THEIR COMMERCIAL SUCCESS, AND THE VALUE OF THEIR COLLATERAL MAY BE DIFFICULT TO APPRAISE AND MAY CHANGE OVER TIME.

     Unlike residential mortgage loans that are based on the borrower's ability to repay the loan from the borrower's income and are secured by real property with a value that is usually readily ascertainable, commercial business loans are typically based on the borrower's ability to repay the loan from the cash flow of the business. These loans involve greater risk because the availability of funds to repay the loan depends substantially on the success of the business itself. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise and fluctuate in value based on the success of the business. As of December 31, 2002, we had $86.4 million of commercial business loans.

     OUR CONSUMER LOANS GENERALLY HAVE A HIGHER RISK OF DEFAULT THAN OUR OTHER LOANS.

     Our consumer loans include personal loans and lines of credit available to individuals for various purposes including the purchase of automobiles, boats, other recreational vehicles, home improvements and personal investments. Consumer loans entail greater risk than our other loans, particularly in the case of consumer loans that are unsecured or are secured by rapidly depreciating assets. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections depend on the borrower's continuing financial stability, and are more likely to be adversely affected by unemployment, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. As of December 31, 2002, we had $242.9 million of consumer loans, including installment, home equity, and unsecured lines of credit.

     WE HAVE CREDIT RISK INHERENT IN OUR SECURITIES PORTFOLIO.

     We maintain diversified securities portfolios, which include obligations of the U.S. Treasury and government-sponsored agencies as well as securities issued by states and political subdivisions, corporate securities, mortgage-backed securities and asset-backed securities. We also invest in capital securities, which include preferred stocks and trust preferred securities.

     At December 31, 2002, we owned total securities of $371.2 million, which included $33.2 million of trust preferred securities, $26.3 million of preferred stock, $20.8 million in corporate securities and $42.1 million in asset-backed securities, stated at fair value. In 2002, we recorded an impairment charge of $0.8 million on $1.5 million of trust preferred securities we purchased in 1999 that represent an indirect interest in subordinated debentures of a bank holding company not affiliated with us. At December 31, 2002 we had an unrealized loss of $1.8 million on the securities in our portfolio which was not charged to earnings because we determined these declines to be temporary.

     We seek to limit credit losses in our securities portfolios by generally purchasing only highly rated securities (rated "AA" or higher by a major debt rating agency) or by conducting significant due diligence on the issuer for unrated securities. However, we may, in the future, experience losses in our securities portfolio which may be other than temporary in nature and result in charges that could materially adversely affect our results of operations.

     OUR EXPECTED ENTRY INTO THE INSURANCE PREMIUM FINANCE BUSINESS IS NEW TO US, INVOLVES UNIQUE OPERATIONAL RISKS AND COULD EXPOSE US TO SIGNIFICANT LOSSES.

     On February 24, 2003, we executed a definitive agreement to acquire Mepco Insurance Premium Financing, Inc., including its insurance premium finance and automobile warranty receivables which totaled approximately $88.7 million as of December 31, 2002. The insurance premium finance business and these loans involve a different, and possibly higher, level of risk of delinquency or collection than generally associated with the loan portfolios of our banks. Mepco also faces unique operational and internal control challenges due to the relatively rapid turnover of this portfolio and high volume of new originations.

     We have no prior experience operating an insurance premium finance company. Our future performance may be adversely affected if we fail to successfully manage Mepco. Mepco may be less profitable than we anticipate. The former owners of Mepco will serve as the executives of Mepco and the success of Mepco will depend largely on the continued services of those executives and other key employees. The loss of the services of one or more executives or other key employees of Mepco could materially adversely affect this business.

     Because financing in this market is conducted primarily through relationships with a large number of unaffiliated insurance agents and automobile warranty administrators and because the borrowers are located nationwide, risk management and general supervisory oversight may be more difficult than in our banks. We may also be more susceptible to third party fraud. Acts of fraud are difficult to detect and deter, and we cannot assure investors that the risk management procedures and controls will prevent losses from fraudulent activity. Although we will have an internal control system at Mepco, we may be exposed to the risk of significant loss in our premium finance business.

     OUR MORTGAGE-BANKING REVENUES ARE SUSCEPTIBLE TO SUBSTANTIAL VARIATIONS DEPENDENT LARGELY UPON FACTORS THAT WE DO NOT CONTROL, SUCH AS MARKET INTEREST RATES.

     We realized net gains of $8.2 million on the sale of real estate mortgage loans during 2002, compared to $6.3 million and $2.2 million during 2001 and 2000, respectively. Net gains on the sale of real estate mortgage loans primarily depend on the volume of loans we sell. The volume of loans we sell depends on our ability to originate real estate mortgage loans and the demand for fixed-rate obligations and other loans that are outside of our established interest-rate risk parameters. Net gains on real estate mortgage loans are also dependent upon economic and competitive factors as well as our ability to effectively manage exposure to changes in interest rates and can often be a volatile part of our overall revenues. In 2002, approximately 69% of the $876.7 million of loans we originated was the result of refinancing activity. We estimate that refinancing activities accounted for approximately 63% and 58% of the real estate mortgage loans we originated during 2001 and 2000, respectively. If market interest rates were to rise or stabilize in 2003 or future periods, our level of mortgage loan refinancing activity could decline significantly, resulting in lower levels of real estate mortgage loan originations, sales and gains on such sales.

     FLUCTUATIONS IN INTEREST RATES COULD REDUCE OUR PROFITABILITY.

     We realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. Our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that these measures will be effective in avoiding undue interest rate risk. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will work against us, and our earnings may be negatively affected.

     We are unable to predict fluctuations of market interest rates, which are affected by, among other factors, changes in the following:

     - inflation or deflation rates;

     - levels of business activity;

     - recession;

     - unemployment levels;

     - money supply;

     - domestic or foreign events; and

     - instability in domestic and foreign financial markets.

     OUR USE OF DERIVATIVE FINANCIAL INSTRUMENTS COULD RESULT IN GREATER VOLATILITY OF EARNINGS AND POTENTIAL LOSSES.

     We use a variety of derivative financial instruments to manage our interest rate risk. These derivative instruments include interest rate swaps, collars, floors and caps and mandatory forward commitments to sell mortgage loans. The accounting for increases or decreases in the value of derivatives depends upon the use of the derivatives and whether the derivatives qualify for hedge accounting. In particular, we use fixed interest-rate swaps to convert the variable rate cash flows on short-term or variable rate debt obligations to fixed rates. At December 31, 2002, we had approximately $236.0 million in fixed pay interest rate swaps being accounted for as cash flow hedges. We report the related gains or losses in the fair market value of these derivatives in other comprehensive income and subsequently reclassify such gains or losses into earnings as yield adjustments in the same period in which the related interest on the hedged item (primarily short-term or variable rate debt obligations) affect earnings. Because of the steep decline in interest rates over the past two years, the fair market value of our fixed pay swaps being accounted for as cash flow hedges is approximately negative $7.5 million at December 31, 2002. If we could not continue to account for these fixed pay swaps as cash flow hedges (because, for example, we were unable to continue to renew some or all of the related short-term or variable rate debt obligations that are being hedged), we may be required to recognize some or all of the $7.5 million negative fair market value as an immediate charge against earnings. Although we expect to continue to be able to qualify for and account for these fixed pay interest rate swaps as cash flow hedges, a change in accounting treatment for these instruments may negatively affect our earnings.

     OUR OPERATIONS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO SECURE ADEQUATE FUNDING; OUR USE OF WHOLESALE FUNDING SOURCES EXPOSES US TO LIQUIDITY RISK AND POTENTIAL EARNINGS VOLATILITY.

     We rely on wholesale funding, including our revolving credit facility, Federal Home Loan Bank borrowings and brokered deposits, to augment our core deposits to fund our business. Because wholesale funding sources are affected by general market conditions, the availability of funding from wholesale lenders may be dependent on the confidence these investors have in our commercial and consumer finance operations. The continued availability to us of these funding sources is uncertain, and brokered deposits may be difficult for us to retain or replace at attractive rates as they mature. Our liquidity will be constrained if we are unable to renew our wholesale funding sources or if adequate financing is not available in the future at acceptable rates of interest or at all. We may not have sufficient liquidity to continue to fund new loans and we may need to liquidate loans or other assets unexpectedly in order to repay obligations as they mature.

     WE RELY HEAVILY ON OUR MANAGEMENT TEAM, AND THE UNEXPECTED LOSS OF KEY MANAGERS MAY ADVERSELY AFFECT OUR OPERATIONS.

     Our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Our ability to retain executive officers and the current management teams of each of our lines of business will continue to be important to successful implementation of our strategies. We do not have employment or non-compete agreements with any of these key employees, except that our Mepco acquisition agreement requires us to enter into agreements with certain executives and key employees of Mepco Insurance Premium Financing, Inc. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

     COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT OUR PROFITABILITY.

     We face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies, which are not subject to the same degree of regulation as that imposed on bank holding companies. As a result, these non-bank competitors may have an advantage over us in providing certain services, and this competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our results of operations and financial condition.

     CHANGES IN ECONOMIC CONDITIONS COULD ADVERSELY AFFECT OUR LOAN PORTFOLIO.

     Our success depends to a great extent upon the general economic conditions in Michigan's lower peninsula. We have in general experienced a slowing economy in Michigan in 2001, 2002 and early 2003. Unlike larger banks that are more geographically diversified, we provide banking services to customers primarily in Michigan's lower peninsula. Our loan portfolio, the ability of the borrowers to repay these loans and the value of the collateral securing these loans will be impacted by local economic conditions.

     An economic slowdown could have many adverse consequences, including the following:

     - Loan delinquencies may increase;

     - Problem assets and foreclosures may increase;

     - Demand for our products and services may decline; and

     - Collateral for our loans may decline in value, in turn reducing customers' borrowing power and reducing the value of assets and collateral associated with existing loans.

     In addition to local economic conditions in Michigan, our success will also depend in part upon the state of the national economy. A general downturn in the local or national economy may impact our operations. In addition, the effect of possible future terrorist attacks or war on us or the local or national economy cannot be known or predicted.

     WE MAY BE UNABLE TO MAINTAIN OUR HISTORICAL GROWTH RATE, WHICH MAY ADVERSELY IMPACT OUR RESULTS OF OPERATION AND FINANCIAL CONDITION.

     To achieve our growth, we have opened additional branches and acquired other financial institutions and branches. We may be unable to sustain our historical rate of growth or may not even be able to grow at all, and we may encounter difficulties obtaining the funding necessary to support our growth. Various factors, such as economic conditions, competition and regulatory considerations, may impede or prohibit the opening of new branch offices. In addition, we may have difficulty identifying suitable financial institutions and other non-banking entities that we desire to acquire that are available for sale. Further, our inability to attract and retain experienced bankers may adversely affect our internal growth. A significant decrease in our historical rate of growth may adversely impact our results of operations and financial condition.

     WE OPERATE IN A HIGHLY REGULATED ENVIRONMENT AND MAY BE ADVERSELY AFFECTED BY CHANGES IN FEDERAL AND LOCAL LAWS AND REGULATIONS.

     We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and our banks and their operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations, which could increase our costs of doing business and, as a result, give an advantage to our competitors who may not be subject to similar legislative and regulatory requirements. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory power may have a negative impact on our results of operations and financial condition.

     WE MAY FACE CHALLENGES IN MANAGING OUR OPERATIONAL RISKS AS WE GROW.

     Like other financial services companies, we face a number of operational risks, including the potential for processing errors, internal or external fraud, failure of computer systems, and external events beyond our control such as natural disasters. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. Our growth may strain our existing managerial resources and internal monitoring, accounting and reporting systems.

     WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND ADEQUATE FINANCING MAY NOT BE AVAILABLE TO US ON ACCEPTABLE TERMS, OR AT ALL.

     The capital from this offering and what we expect to generate internally may not be sufficient to maintain our regulatory capital levels at desired levels to support the level of growth contemplated under our current business plan. We may seek additional capital in the future to fund the growth of our operations and to maintain our regulatory capital above well-capitalized standards. We may not be able to obtain additional debt or equity financing, or, if available, it may not be in amounts and on terms acceptable to us. If we are unable to obtain the funding we need, we may be unable to develop our products and services, take advantage of future opportunities or respond to competitive pressures, which could have a material adverse effect on us.

     FAILURE TO SUCCESSFULLY INTEGRATE AND MANAGE ACQUISITIONS AND NEW LINES OF BUSINESS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     From time to time we may acquire branches, financial institutions or new lines of business. Failure to successfully integrate and manage acquisitions and new lines of business could adversely affect our results of operations and financial condition.

RISKS RELATED TO AN INVESTMENT IN THE PREFERRED SECURITIES

     IF WE DO NOT MAKE INTEREST PAYMENTS UNDER THE DEBENTURES, THE TRUST WILL BE UNABLE TO PAY DISTRIBUTIONS AND LIQUIDATION AMOUNTS. THE GUARANTEE WOULD NOT APPLY BECAUSE THE GUARANTEE COVERS PAYMENTS ONLY IF THE TRUST HAS FUNDS AVAILABLE.

     The trust will depend solely on our payments on the debentures to pay amounts due to you on the preferred securities. If we default on our obligation to pay the principal or interest on the debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions or to pay the liquidation amount. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the debentures.

     OUR ABILITY TO MAKE INTEREST PAYMENTS ON THE DEBENTURES TO THE TRUST MAY BE RESTRICTED IF WE DO NOT RECEIVE DIVIDENDS FROM OUR SUBSIDIARIES.

     We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the debentures when due will depend primarily on available cash resources at the bank holding company and dividends from our subsidiaries. The ability of our subsidiaries to pay dividends is subject to their profitability, financial condition, capital expenditures and other cash flow requirements. Dividends from our banking subsidiaries are also subject to regulatory limitations, generally based on capital levels and current and retained earnings. Our subsidiaries may not be able to pay dividends in the future.

     OUR REGULATORS COULD IMPOSE RESTRICTIONS ON INTEREST PAYMENTS TO THE TRUST.

     We could also be precluded from making interest payments on the debentures by our regulators if in the future they were to perceive deficiencies in liquidity or regulatory capital levels at our holding company. If this were to occur, we may be required to obtain the consent of our regulators prior to paying dividends on our common stock or interest on the debentures. If consent became required and our regulators were to withhold their consent, we would likely exercise our right to defer interest payments on the debentures, and the trust would not have funds available to make distributions on the preferred securities during such period.

     THE DEBENTURES AND THE GUARANTEE RANK LOWER THAN MOST OF OUR OTHER INDEBTEDNESS AND OUR HOLDING COMPANY STRUCTURE EFFECTIVELY SUBORDINATES ANY CLAIMS AGAINST US TO THOSE OF OUR SUBSIDIARIES' CREDITORS.

     Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and subordinated indebtedness. Holding company debt that ranks senior to the debentures totaled $12.6 million outstanding principal amount at December 31, 2002. The debentures also rank equal to the debt related to $17.25 million of our trust preferred securities currently outstanding, and the instruments governing the debentures and this indebtedness limit our ability to make interest payments on the debentures unless payments are also made on the debt ranking equal to the debentures. The issuance of the debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities.

     Because we are a holding company, the creditors of our subsidiaries, including depositors, also will have priority over you in any distribution of our subsidiaries' assets in liquidation, reorganization or otherwise. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should look only to our assets for payments on the preferred securities and the debentures.

     WE HAVE THE OPTION TO DEFER INTEREST PAYMENTS ON THE DEBENTURES FOR SUBSTANTIAL PERIODS.

     We may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.

     You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

     We do not currently intend to exercise our rights to defer interest payments on the debentures. However, if we do defer interest payments, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Because of our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

     WE HAVE MADE ONLY LIMITED COVENANTS IN THE INDENTURE AND THE TRUST
AGREEMENT.

     The indenture governing the debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity. The instruments do not protect holders of the debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limit our ability or the ability of any subsidiary to incur additional indebtedness.

Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures or the guarantee.

     WE MAY REDEEM THE DEBENTURES BEFORE MARCH 31, 2033.

     Under the following circumstances, we may redeem the debentures before their stated maturity without payment of premium:

     - We may redeem the debentures, in whole or in part, at any time on or after March 31, 2008.

     - We may redeem the debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of the trust. These occurrences may include adverse tax, investment company or bank regulatory developments.

     You should assume that an early redemption may be attractive to us if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If the debentures are redeemed, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

     WE CAN DISTRIBUTE THE DEBENTURES TO YOU, WHICH MAY HAVE ADVERSE TAX CONSEQUENCES FOR YOU; THIS RIGHT COULD ALSO ADVERSELY AFFECT THE MARKET PRICE OF THE PREFERRED SECURITIES.

     The trust may be dissolved at any time before maturity of the debentures. If this happens, the trustee may distribute the debentures to you under the terms of the trust agreement.

     We cannot predict the market price for the debentures that may be distributed in exchange for preferred securities upon liquidation of the trust. The preferred securities or the debentures that you may receive if the trust is liquidated may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the debentures. You should carefully review all of the information contained in this prospectus regarding the debentures.

     Under current interpretations of federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of the debentures upon the dissolution of the trust could be a taxable event to you.

     THERE IS NO CURRENT PUBLIC MARKET FOR THE PREFERRED SECURITIES AND THE MARKET PRICE MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     There is currently no public market for the preferred securities. Although the preferred securities have been approved for listing on the Nasdaq National Market, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the listing of the preferred securities will continue on the Nasdaq National Market. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

     Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been set at the applicable liquidation amount of the preferred securities and may be greater than the market price of the security following the offering.

     The market price for the preferred securities and the debentures that you may receive in a distribution is also likely to decline during any period that we are deferring interest payments on the debentures.

     YOU MUST RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS IF THERE IS AN EVENT OF DEFAULT UNDER THE INDENTURE.

     You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

     AS A HOLDER OF PREFERRED SECURITIES YOU HAVE LIMITED VOTING RIGHTS.

     Holders of preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. You can identify these statements from our use of the words "plan," "forecast," "estimate," "project," "believe," "intend," "anticipate," "expect," "target," "is likely," "will," "may" and similar expressions. These forward-looking statements may include, among other things:

     - statements and assumptions relating to projected growth, earnings, earnings per share, and other financial performance measures as well as management's short-term and long-term performance goals;

     - statements relating to the anticipated effects on results of operations or financial condition from recent and expected developments or events;

     - statements relating to our business and growth strategies, including potential acquisitions; and

     - any other statements, projections or assumptions that are not historical facts.

     Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the "Risk Factors" section of this prospectus beginning on page 10 and elsewhere in this prospectus. We undertake no obligation to update publicly any of these statements in light of future events.

                                USE OF PROCEEDS

     The trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We anticipate that the net proceeds to us from the sale of the debentures will be approximately $42.3 million after deduction of offering expenses, estimated to be $308,000, and deduction of underwriting commissions.

     We expect to use approximately $17.25 million of the net proceeds from this offering to redeem our outstanding junior subordinated debentures issued to IBC Capital Finance. This indebtedness bears interest at a fixed annual rate of 9.25%, matures on December 31, 2026, and became callable by us on or after December 31, 2001.

     We expect to use approximately $5.0 million of the net proceeds to pay the cash portion of the initial purchase price payment for the Mepco acquisition. We will use the remaining net proceeds to make additional capital contributions to our banks, for repurchases of our common stock, to pay additional consideration that may be due in the future related to the Mepco acquisition, for possible future acquisitions, and for general corporate purposes. We have not yet allocated specific amounts among these uses.

                                 CAPITALIZATION

     The following table sets forth our capitalization at December 31, 2002, on a historical basis and as adjusted for the offering of the preferred securities (assuming no exercise of the underwriters' over-allotment option) and the application of the estimated net proceeds from the corresponding sale of the debentures to the trust as if such sale had been consummated on December 31, 2002. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2002. See "Documents Incorporated by Reference" on page 57.

                                                                 DECEMBER 31, 2002
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
INDEBTEDNESS:
  Note payable..............................................  $ 12,600     $ 12,600
                                                              ========     ========
  Guaranteed preferred beneficial interests in Company's
     subordinated debentures................................  $ 17,250     $ 44,000(1)
                                                              ========     ========
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; 200,000 shares authorized;
     none issued or outstanding.............................        --           --
  Common stock, $1.00 par value; 30,000,000 shares
     authorized; 17,822,090 shares issued and outstanding...    17,822       17,822
  Capital surplus...........................................    75,076       75,076
  Retained earnings.........................................    41,785       41,785
  Accumulated other comprehensive income....................     3,364        3,364
                                                              --------     --------
     Total shareholders' equity.............................  $138,047     $138,047
                                                              ========     ========
       Total capitalization(2)..............................  $167,897     $194,647
                                                              ========     ========
CAPITAL RATIOS(3):
  Total shareholders' equity to total assets................      6.71%        6.62%
  Leverage ratio(4)(5)......................................      6.85         8.17
  Tier 1 capital ratio(5)...................................      9.36        11.13
  Total risk based capital ratio(5).........................     10.49        12.25

----------------

(1) Assumes the redemption of our $17.25 million, 9.25% junior subordinated debentures.

(2) Includes total shareholders' equity, note payable and guaranteed preferred beneficial interests in Company's subordinated debentures.

(3) The capital ratios, as adjusted, are computed including the estimated proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.

(4) The leverage ratio is core capital divided by average annual assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

(5) The preferred securities have been structured to qualify as Tier 1 capital for regulatory purposes. However, in calculating the amount of Tier 1 qualifying capital, the preferred securities, together with any other trust preferred securities or cumulative preferred stock of ours that may be outstanding in the future, can only be included up to the amount constituting 25% of total Tier 1 capital. At December 31, 2002, on an actual and on an adjusted basis, our Tier 1 capital included $17.25 million and $44.0 million, respectively, of liquidation amount of trust preferred securities consistent with the applicable limitations imposed by Federal Reserve regulations. Any excess amounts of our trust preferred securities are included in Tier 2 capital, which comprises part of our total capital for regulatory purposes.

                      ACCOUNTING AND REGULATORY TREATMENT

     The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated financial statements. The preferred securities will be presented as a separate line item in our consolidated balance sheet under the caption "Guaranteed preferred beneficial interests in the Company's subordinated debentures," or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the preferred securities in our consolidated statements of income as a component of interest expense on other borrowings.

     Our future reports filed under the Securities Exchange Act of 1934 will include a footnote to the audited consolidated financial statements stating that:

     - the trust is wholly owned;

     - the sole assets of the trust are the debentures, specifying the debentures' outstanding principal amount, interest rate and maturity date; and

     - our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

     We are not required to include separate financial statements of the trust in this prospectus because we will own all of the voting securities of the trust, the trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in this prospectus.

                            DESCRIPTION OF THE TRUST

     IBC Capital Finance II is a Delaware statutory trust formed pursuant to the Delaware Statutory Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees, and a certificate of trust has been filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

     The following discussion contains a description of the material terms of the trust agreement for the trust and is subject to, and is qualified in its entirety by reference to, the amended and restated trust agreement.

     The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust in certain circumstances as specified in this prospectus. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

     The trust exists exclusively for the purposes of:

     - issuing and selling the preferred securities to the public for cash;

     - issuing and selling its common securities to us in exchange for our capitalization of the trust;

     - investing the proceeds from the sale of the trust securities in an equivalent amount of debentures; and

     - engaging in other activities that are incidental to those listed above, such as receiving payments on the debentures and making distributions to security holders, furnishing notices and other administrative tasks.

     The trust will not have any independent business operations or any assets, revenues or cash flows other than those related to the issuance and administration of the trust securities.

     The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Statutory Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the debentures. Other than with respect to payment of distributions on and the liquidation amount of the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

     The number of trustees of the trust will be five. Three of the trustees will be persons who are employees or officers of or who are affiliated with us. They are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, U.S. Bank Trust National Association, a national banking association, will act as Delaware trustee. The fifth trustee, called the property trustee, will initially be U.S. Bank National Association, also a national banking association. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also, for purposes of compliance with the Trust Indenture Act, U.S. Bank National Association will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.

     The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated noninterest-bearing "payment account" established with U.S. Bank National Association (in its corporate capacity, and not in its capacity as property trustee) to hold all payments made on the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see "Description of the Trust" beginning on page 22. U.S. Bank National Association will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

     The following discussion contains a description of the material provisions of the preferred securities and is subject to, and is qualified in its entirety by reference to, the trust agreement and the Trust Indenture Act. We urge you to read the form of trust agreement, as amended, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the preferred securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or incur any other indebtedness.

     The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under "-- Subordination of Common Securities" on page 27.

     The property trustee will hold legal title to the debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee" on page 43. The guarantee agreement does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

DISTRIBUTIONS

     SOURCE OF DISTRIBUTIONS. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

     PAYMENT OF DISTRIBUTIONS. Distributions on the preferred securities will be payable at the annual rate of 8.25% of the $25 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be June 30, 2003.

     Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. When we use the term "business day" we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

     EXTENSION PERIOD. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond March 31, 2033, or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of 8.25%, compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

     During an extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock);

     - make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with (including the debentures issued to our other affiliated Delaware trust), or junior in interest to, the debentures;

     - make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee for the preferred securities); or

     - redeem, purchase or acquire less than all of the outstanding debentures or any of the preferred securities.

     After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

     We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the debentures.

REDEMPTION OR EXCHANGE

     GENERAL. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the debentures:

     - in whole at any time, or in part from time to time, on or after March 31, 2008;

     - at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below; or

     - at any time, and from time to time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

     MANDATORY REDEMPTION. Upon our repayment or redemption, in whole or in part, of any debentures, whether on March 31, 2033, or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

     DISTRIBUTION OF DEBENTURES IN EXCHANGE FOR PREFERRED SECURITIES. Upon prior approval of the Federal Reserve, if required by law or regulation, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of the trust. See "-- Liquidation Distribution Upon Termination" on page 28.

     After the liquidation date fixed for any distribution of debentures in exchange for preferred securities:

     - those trust securities will no longer be deemed to be outstanding;

     - certificates representing debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities;

     - we will use our best efforts to list the debentures on the Nasdaq National Market or similar national exchange or automated quotation system;

     - any certificates representing trust securities that are not surrendered for exchange will be deemed to represent debentures with a principal amount equal to the liquidation amount of those preferred securities, accruing interest at the rate provided for in the debentures from the last distribution date on the preferred securities; and

     - all rights of the trust securityholders will terminate other than the right to receive debentures upon surrender of a certificate representing trust securities.

     We cannot assure you that the market prices for the preferred securities or the debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

     REDEMPTION UPON A TAX EVENT, INVESTMENT COMPANY EVENT OR CAPITAL TREATMENT EVENT. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption price described above. If one of these events occurs and we do not elect to redeem the debentures, or to dissolve the trust and cause the debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the debentures.

     "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that, as a result of any change or prospective change in the laws or regulations of the United States or any political subdivision or taxing authority of the United States, or as a result of any official administrative pronouncement or judicial decision interpreting or applying the tax laws or regulations, there is more than an insubstantial risk that:

     - interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

     - the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

     - the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

     "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

     "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

     For all of the events described above, we or the trust must request and receive an opinion with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

     REDEMPTION OF DEBENTURES IN EXCHANGE FOR PREFERRED SECURITIES WE
PURCHASE. Upon prior approval of the Federal Reserve, if required by law or regulation, we will also have the right at any time, and from time to time, to redeem debentures in exchange for any preferred securities we may have purchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of debentures, we will also surrender a proportionate amount of common securities in exchange for debentures. Preferred securities owned by other holders will not be called for redemption at any time when we elect to exchange trust securities we own for debentures.

     The common securities we surrender will be in the same proportion to the preferred securities we surrender as is the ratio of common securities purchased by us to the preferred securities issued by the trust. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the debentures redeemed in exchange will be cancelled.

REDEMPTION PROCEDURES

     Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

     If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

     If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit, all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

     If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

     Payment of the redemption price on the preferred securities and any distribution of debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. The record date will be the date 15 days prior to the date of redemption and, with respect to a distribution of debentures to holders of preferred securities, the record date will be set by the property trustee, but may not be more than 45 days prior to the liquidation date.

     If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed. If the redemption relates to preferred securities purchased by us and being exchanged for a like amount of debentures, then the preferred securities we own will be the ones selected for redemption.

     Subject to applicable law, and if we are not exercising our right to defer interest payments on the debentures, we may, at any time, purchase outstanding preferred securities.

SUBORDINATION OF COMMON SECURITIES

     Payment of distributions on, and the redemption price of, the preferred securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

     In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

     We will have the right at any time to dissolve, wind-up or terminate the trust and cause debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required by law or regulation.

     In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

     - our bankruptcy, dissolution or liquidation;

     - the distribution of a like amount of the debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

     - redemption of all of the preferred securities as described under "-- Redemption or Exchange -- Mandatory Redemption" on page 25; or

     - the entry of a court order for the dissolution of the trust.

     With the exception of a redemption as described under "-- Redemption or Exchange -- Mandatory Redemption" on page 25, if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities, debentures:

     - in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

     - with an interest rate identical to the distribution rate on the trust securities; and

     - with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

     However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "-- Subordination of Common Securities" on page 27.

     Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See "-- Receipt of Debentures or Cash Upon Liquidation of the Trust" on page 51 for more information regarding a taxable distribution.

     If we do not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the debentures. If we elect to dissolve the trust and thus cause the debentures to be distributed to holders of the trust securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the debentures.

LIQUIDATION VALUE

     The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount.

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

     - the occurrence of an event of default under the indenture;

     - a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

     - a default by the trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;

     - a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

     - the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

     Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. The administrative trustees and we are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the trust agreement.

     If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of the trust. The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the debentures fail to accelerate the maturity thereof.

REMOVAL OF THE TRUSTEES

     Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

     The trust may not merge with or into, convert into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

     - the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

     - we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

     - the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

     - the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

     - the successor entity has a purpose substantially identical to that of the trust;

     - prior to the merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

     - we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the debentures, the trust agreement and the expense agreement.

     Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Except as described below and under "-- Amendments" on page 44 and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

     The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

     - with respect to acceptance of appointment by a successor trustee;

     - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

     - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

     With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

     As long as the property trustee holds any debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

     - direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

     - waive any past default that is waivable under the indenture;

     - exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

     - consent to any amendment, modification or termination of the indenture or the debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

     The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

     Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

     No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

     Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees, any of our affiliates, or any affiliate of any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

GLOBAL PREFERRED SECURITIES

     The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York ("DTC"), or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities.

     No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

     - DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

     - we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

     - there shall have occurred and be continuing an event of default under the indenture.

     Any global preferred security that is exchangeable pursuant to the preceding sentence will be exchangeable for definitive certificates registered in the names as DTC directs. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $25.00 and integral multiples of $25.00 and may be transferred or exchanged at the offices described below.

     Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

     Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" on page 48.

     Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

     So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

     None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants.

PAYMENT AND PAYING AGENCY

     Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

REGISTRAR AND TRANSFER AGENT

     The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

     - the trust will not be deemed to be an "investment company" required to be registered under Investment Company Act;

     - the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

     - the debentures will be treated as our indebtedness for federal income tax purposes.

     In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes.

     We are required to use our best efforts to maintain the listing of the preferred securities on the Nasdaq National Market or a similar national securities exchange or automated quotation system, but this requirement will not prevent us from redeeming all or a portion of the preferred securities in accordance with the trust agreement.

     Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

                         DESCRIPTION OF THE DEBENTURES

     Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in the debentures issued by us. The debentures will be issued as unsecured debt under the indenture between us and U.S. Bank National Association, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

     The following discussion contains a description of the material provisions of the indenture and is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     The debentures will be limited in aggregate principal amount to $45,360,825, or $52,164,950 if the underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest at the annual rate of 8.25% of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2003, to the person in whose name each debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day without any reduction of interest or any other payment in respect of any such acceleration. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of 8.25%, compounded quarterly.

     The debentures will mature on March 31, 2033, the stated maturity date. We may shorten this date once at any time to any date not earlier than March 31, 2008, subject to the prior approval of the Federal Reserve, if required by law or regulation.

     We will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 35 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the debentures from the trust until March 31, 2008, except if
(a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on pages 25 and 26, has occurred, or (b) we repurchase preferred securities in the market, in which case we can elect to redeem debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

     The debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "-- Subordination" on page 38, and "-- Miscellaneous" on page 42.

     The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of 8.25%, compounded quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "-- Interest Payment Period and Original Issue Discount" on page 51.

     During an extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock);

     - make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the debentures;

     - make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee relating to the preferred securities); or

     - redeem, purchase or acquire less than all of the outstanding debentures or any of the preferred securities.

     Prior to the termination of any extension period, so long as no event of default under the indenture has occurred and is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the debentures.

     We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the regular record date immediately preceding the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period. If the property trustee is not the only registered holder of the debentures, then notice must also be given to the holders of the debentures.

     Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

ADDITIONAL SUMS TO BE PAID AS A RESULT OF ADDITIONAL TAXES

     If the trust or the property trustee is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

REDEMPTION

     Subject to prior approval of the Federal Reserve, if required, we may redeem the debentures prior to maturity:

     - on or after March 31, 2008, in whole at any time or in part from time to time; or

     - in whole at any time within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event; or

     - at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we own, plus the liquidation amount of a proportionate amount of the common securities we hold.

     In each case we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed debentures. We may not partially redeem the debentures if it would result in the delisting of the preferred securities on the Nasdaq National Market.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date, interest will no longer accrue on the debentures or the portions of the debentures called for redemption.

     The debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

     As described under "-- Liquidation Distribution Upon Termination" on page 28, under certain circumstances and with the Federal Reserve's approval, if required by law or regulation, debentures may be distributed to the holders of the trust securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to list the debentures on the Nasdaq National Market or other national stock exchange or automated quotation system on which the preferred securities are then listed, if any. There can be no assurance as to the market price of any debentures that may be distributed to the holders of preferred securities.

RESTRICTIONS ON PAYMENTS

     We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

     If any of these events occur, we will not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock);

     - make any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures;

     - make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee relating to the preferred securities); or

     - redeem, purchase or acquire less than all of the outstanding debentures or any of the preferred securities.

SUBORDINATION

     The debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon our liquidation, dissolution, winding up or reorganization, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

     If the maturity of any debentures is accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any principal or interest payments on the debentures.

     No payments of principal or interest on the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

     The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

     - every obligation of the person for money borrowed;

     - every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

     - every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

     - every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

     - every capital lease obligation of the person; and

     - every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

     - any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures, including our 9.25% Subordinated Debentures of IBC Capital Finance due 2026.

     - any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

     - any debt of ours to any of our subsidiaries;

     - any debt to any of our employees;

     - any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

     - debt which constitutes subordinated debt.

     The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Except as described below, subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours. Subordinated debt will not be deemed to include:

     - any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

     - any debt of ours to any of our subsidiaries;

     - any debt to any of our employees;

     - any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

     - debt which constitutes senior debt;

     - any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier 1" capital treatment, such as the approximately $17.25 million of 9.25% Subordinated Debentures due 2026 that we issued to IBC Capital Finance.

     We expect from time to time to incur additional indebtedness, and there is no limitation under the indenture on the amount of indebtedness we may incur. At December 31, 2002, we had debt that ranks senior to the debentures totaling $12.6 million in outstanding principal amount.

PAYMENT AND PAYING AGENT

     Generally, payment of principal of and interest on the debentures will be made at the office of the indenture trustee in Boston, Massachusetts. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

     Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on September 30 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

REGISTRAR AND TRANSFER AGENT

     The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Boston, Massachusetts, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the debentures.

     If we redeem any of the debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

MODIFICATION OF INDENTURE

     We and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

     - extend the maturity date of the debentures;

     - reduce the principal amount or the rate or extend the time of payment of interest; or

     - reduce the percentage of principal amount of debentures required to amend the indenture.

     As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

DEBENTURE EVENTS OF DEFAULT

     The indenture provides that any one or more of the following events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

     - our failure to pay any interest on the debentures for 30 days after the due date, except where we have properly deferred the interest payment;

     - our failure to pay any principal on the debentures when due whether at maturity, upon redemption or otherwise;

     - our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

     - our bankruptcy, insolvency or reorganization or dissolution of the trust other than in connection with a distribution of the debentures in connection with such dissolution, redemption of the trust securities or certain transactions permitted under the trust agreement.

     The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may rescind and annul the declaration if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee and any and all events of default have been remedied or waived by the holders of a majority of the outstanding principal amount of the debentures. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the debentures which has become due solely by the acceleration.

     So long as the property trustee is the holder of the debentures, an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the debentures.

     We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

     If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

     The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

     - we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the debentures, and the ultimate parent entity of the successor entity expressly assumes our obligations under the guarantee, to the extent the preferred securities are then outstanding;

     - immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

     - other conditions as prescribed in the indenture are met.

     Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "-- Mergers, Consolidations, Amalgamations or Replacements of the Trust" on page 30.

SATISFACTION AND DISCHARGE

     The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

     - have become due and payable; and

     - will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

     We may still be required to provide officers' certificates, opinions of counsel and pay fees and expenses due after these events occur.

GOVERNING LAW

     The indenture and the debentures will be governed by and construed in accordance with Michigan law.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

     The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

     We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

     - to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

     - not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required by law or regulation;

     - to use our reasonable efforts to cause the trust (a) to remain a Delaware statutory trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

     - to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures; and

     - to use our best efforts to maintain the eligibility of the preferred securities for quotation or listing on the Nasdaq National Market or other national securities exchange or national quotation system on which the preferred securities are then quoted or listed, and to use our best efforts to keep the preferred securities so quoted or listed.

     We have also agreed pursuant to the indenture:

     - to fulfill all reporting and filing obligations under the Exchange Act for so long as the debentures remain outstanding;

     - not to issue or incur, directly or indirectly, any additional indebtedness in connection with the issuance of additional trust preferred securities or similar securities that are senior in right of payment to the debentures; and

     - not to issue or incur, directly or indirectly, any additional indebtedness related to the issuance of additional trust preferred securities or similar securities that rank equal in right of payment with the debentures unless:

      the pro forma sum of all outstanding debt issued by us or any of our affiliates in connection with any trust preferred securities issued by any of our or our affiliates' finance subsidiaries, including the debentures, and the maximum liquidation amount of the additional trust preferred or similar securities that we or our finance subsidiary is then proposing to offer, plus our total long-term debt (excluding any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the debenture), is less than 60% of

      the sum of our common and preferred shareholders' equity, plus any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the debentures, in each case on a consolidated basis.

                          DESCRIPTION OF THE GUARANTEE

     The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. U.S. Bank National Association, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold each guarantee for the benefit of the holders of the preferred securities. The following discussion contains a description of the material provisions of the guarantee and is qualified in its entirety by reference to the guarantee agreement and the Trust Indenture Act. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the preferred securities as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

     The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

     - any accrued and unpaid distributions required to be paid on the preferred securities;

     - with respect to any preferred securities called for redemption, the redemption price; and

     - upon a voluntary or involuntary dissolution, winding up or termination of the trust (other than in connection with the distribution of debentures to the holders of preferred securities in exchange for preferred securities), the lesser of:

         (a) the amount of the liquidation distribution; and

         (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

     We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

     The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

STATUS OF THE GUARANTEE

     The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither of the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

     The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

     The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

AMENDMENTS

     Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may not be amended without the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities.

EVENTS OF DEFAULT; REMEDIES

     An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. If the guarantee trustee has actual knowledge that an event of default has occurred and is continuing, the guarantee trustee must enforce the guarantee for the benefit of the holders of the preferred securities. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

     Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

     We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

TERMINATION OF THE GUARANTEE

     The guarantee will terminate and be of no further force and effect upon:

     - full payment of the redemption price of the preferred securities;

     - full payment of the amounts payable upon liquidation of the trust; or

     - distribution of the debentures to the holders of the preferred securities.

     If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities, unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred thereby; but this does not relieve the guarantee trustee of its obligation to exercise the rights and powers under the guarantee in the event of a default.

EXPENSE AGREEMENT

     We will, pursuant to the separate agreement as to expenses and liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

GOVERNING LAW

     The guarantee will be governed by Michigan law.

                RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE
                          DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

     If and to the extent that we do not make payments on the debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

     - the aggregate principal amount of the debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

     - the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

     - we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

     - the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

     A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provides that no payments may be made in respect of the debentures, until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

LIMITED PURPOSE OF THE TRUST

     The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures, and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

RIGHTS UPON TERMINATION

     Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "-- Liquidation Distribution Upon Termination" on page 28.

     Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our shareholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the debentures relative to our other creditors and to our shareholders in the event of liquidation or bankruptcy are expected to be substantially the same.

                              BOOK-ENTRY ISSUANCE

GENERAL

     DTC will act as securities depositary for each of the preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by DTC. One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

     DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of the Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of its direct participants and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of preferred securities under the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities except if use of the book-entry-only system for the preferred securities is discontinued.

     DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

NOTICES AND VOTING

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

     Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

DISTRIBUTION OF FUNDS

     The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

SUCCESSOR DEPOSITARIES AND TERMINATION OF BOOK-ENTRY SYSTEM

     DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

                        FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following summary of the material federal income tax considerations that may be relevant to the purchasers of preferred securities, insofar as the discussion relates to matters of law and legal conclusions, represents the opinion of Varnum, Riddering, Schmidt & Howlett, LLP, counsel to Independent Bank Corporation and the trust. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of preferred securities may differ from the treatment described below.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting purchasers of preferred securities. Moreover, the discussion generally focuses on holders of preferred securities who are individual citizens or residents of the United States and trusts and estates whose federal taxable income is taxed in the same manner as individual citizens or residents of the United States, and who acquire preferred securities on their original issue at their initial offering price and hold preferred securities as capital assets. The discussion has only limited application to dealers in securities, corporations, partnerships, or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the preferred securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following discussion also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of preferred securities, or the consequences of certain transactions between related parties. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the preferred securities. Accordingly, each prospective investor should consult, and should rely exclusively on, the investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of preferred securities.

CLASSIFICATION OF THE DEBENTURES

     Based on advice of counsel, we intend to take the position that the debentures will be classified for federal income tax purposes as indebtedness of Independent Bank Corporation under current law, and, by acceptance of a preferred security, you as a holder covenant to treat the debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the debentures. No assurance can be given, however, that this position will not be challenged by the Internal Revenue Service ("IRS") or, if challenged, that it will not be successful. The remainder of this discussion assumes that the debentures will be classified for federal income tax purposes as indebtedness of Independent Bank Corporation.

CLASSIFICATION OF THE TRUST

     Varnum, Riddering, Schmidt & Howlett, LLP, counsel for Independent Bank Corporation and the trust, has rendered its opinion that, under current law and assuming full compliance with the terms of the trust agreement and indenture, the trust will be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for federal income tax purposes, you, as a holder of preferred securities, will be treated as owning an undivided beneficial interest in the debentures, and you will be required to include in your gross income any interest with respect to such debentures at the time such interest is accrued or is received, in accordance with your method of accounting. If such debentures were determined to be subject to the original issue discount ("OID") rules, you as a holder would instead be required to include in your gross income any OID accrued with respect to your allocable share of such debentures whether or not cash was actually distributed to you.

INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

     Under the applicable Treasury regulations, debt instruments such as the debentures, which are issued at face value, will not be considered issued with OID, even if their issuer can defer payments of interest, if the likelihood of any deferral is remote. Assuming the accuracy of our conclusion as set forth below that the likelihood of exercising our option to defer payments is remote, the debentures will not be treated as issued with OID. Accordingly, except as set forth below, stated interest on the debentures generally will be included in income by a holder as ordinary income at the time it is paid or accrued in accordance with such holder's regular method of accounting.

     A debt instrument will generally be treated as issued with OID if the stated interest on the instrument does not constitute "qualified stated interest." Qualified stated interest is generally any one of a series of stated interest payments on an instrument that are unconditionally payable at least annually at a single fixed rate. In determining whether stated interest on an instrument is unconditionally payable and thus constitutes qualified stated interest, remote contingencies as to the timely payment of stated interest are ignored. In the case of the debentures, we have concluded that the likelihood of exercising our option to defer payments of interest is remote. This is in part because we have a history of paying dividends on our common stock and intend to continue to do so, and we would be unable to continue paying these dividends, which could adversely affect the market for our common stock, if we deferred our payments under the debentures.

     If the likelihood that we would exercise the option to defer any payment of interest was determined not to be "remote" or if we actually exercise our option to defer the payment of interest, the debentures would be treated as issued with OID at the time of issuance or at the time of such exercise, as the case may be, and all stated interest would thereafter be treated as OID as long as the debentures remained outstanding. In such event, all of a holder's taxable interest income in respect of the debentures would constitute OID that would have to be included in income on a constant yield method before the receipt of the cash attributable to such income, regardless of such holder's method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, a holder of preferred securities would be required to include such OID in gross income even though we would not make any actual cash payments during an extension period.

     The Treasury regulations referred to above have not been interpreted by any court decisions or addressed in any ruling or other pronouncements of the IRS, and it is possible that the IRS could take a position contrary to the conclusions herein.

     Because income on the preferred securities will constitute interest, corporate holders of preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the preferred securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

     Holders of preferred securities other than a holder who purchased the preferred securities upon original issuance or who purchased for a price other than the first price at which a substantial amount of the preferred securities were sold for money other than to a bond house, broker, or other person acting as an underwriter, placement agent or wholesaler may be considered to have acquired their undivided interests in the debentures with "market discount" or "acquisition premium" as these phrases are defined for federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the preferred securities.

RECEIPT OF DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

     Under the circumstances described under "-- Redemption or Exchange" on page 24 and "-- Liquidation Distribution Upon Termination" on page 28, the debentures may be distributed to holders of preferred securities upon a liquidation of the trust. Under current federal income tax law, such a distribution would be treated as a nontaxable event to the holder and would result in the holder having an aggregate tax basis in the debentures received in the liquidation equal to the holder's aggregate tax basis in the preferred securities immediately before the distribution. A holder's holding period in debentures received in liquidation of the trust would include the period for which the holder held the preferred securities.

     If, however, a Tax Event occurs which results in the trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the preferred securities. Under certain circumstances described herein, the debentures may be redeemed for cash and the proceeds of the redemption distributed to holders in redemption of their preferred securities. Under current law, such a redemption should, to the extent that it constitutes a complete redemption, constitute a taxable disposition of the redeemed preferred securities, and, for federal income tax purposes, a holder should therefore recognize gain or loss as if the holder sold the preferred securities for cash.

DISPOSITION OF PREFERRED SECURITIES

     A holder that sells preferred securities will recognize gain or loss equal to the difference between the amount realized on the sale of the preferred securities and the holder's adjusted tax basis in the preferred securities. A holder's adjusted tax basis in the preferred securities generally will be its initial purchase price increased by OID, if any, previously includable in the holder's gross income to the date of disposition and decreased by payments, if any, received on the preferred securities in respect of OID to the date of disposition. A gain or loss of this kind will generally be a capital gain or loss and will be a long-term capital gain or loss if the preferred securities have been held for more than one year at the time of sale. Losses on sales between related parties may not be recognized.

     The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder using the accrual method of tax accounting (and a cash method holder, during a period where the interest would constitute OID) that disposes of its preferred securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the debentures through the date of disposition in income as ordinary income, and to add the amount to its adjusted tax basis in its proportionate share of the underlying debentures deemed disposed of. Any OID included in income will increase a holder's adjusted tax basis as discussed above. To the extent the selling price is less than the holder's adjusted tax basis a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

EFFECT OF POSSIBLE CHANGES IN TAX LAWS

     Certain administrative and legislative proposals have contained proposed tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations have lengthy terms (e.g., in excess of 15 or 20 years) and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be reintroduced into future legislation which, if enacted after the date hereof, may adversely affect the federal income tax deductibility of interest payable on the debentures.

     In addition, in a case filed in the U.S. Tax Court, Enron Corp. v. Commissioner, Tax Court Docket No. 6149-98, the IRS challenged the deductibility for federal income tax purposes of interest paid on securities which are similar, but not identical to, the preferred securities. The parties filed a stipulation of settled issues, a portion of which stipulated there shall be no adjustment for the interest deducted by the taxpayer with respect to the securities.

     The IRS may also challenge the deductibility of interest paid on the debentures, which, if such challenge were litigated resulting in the IRS's position being sustained, would trigger a Tax Event and possibly a redemption of the preferred securities. Accordingly, there can be no assurance that a Tax Event will not occur.

A Tax Event would permit us, upon approval of the Federal Reserve, if then required, to cause a redemption of the preferred securities before, as well as after, March 31, 2008.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Interest paid, or, if applicable, OID accrued, on the preferred securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the IRS on Forms 1099-INT, or, where applicable, Forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax currently at 30% unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's federal income tax liability, provided the required information is provided to the IRS.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

     Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

     In any case, we and/or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

     As a result, plans with respect to which we or any of our affiliates or any of its affiliates is a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or Section 4975 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among Independent Bank Corporation, the trust and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated, Fahnestock & Co. Inc., Howe Barnes Investments, Inc. and RBC Dain Rauscher Inc. are acting as representatives, the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 1,760,000 preferred securities in the amounts set forth below opposite their respective names.

                                                                    NUMBER OF
UNDERWRITERS                                                   PREFERRED SECURITIES
------------                                                   --------------------
Stifel, Nicolaus & Company, Incorporated....................          810,000
Fahnestock & Co. Inc........................................          405,000
Howe Barnes Investments, Inc................................          202,500
RBC Dain Rauscher Inc.......................................          202,500
A.G. Edwards & Sons, Inc. ..................................           40,000
Friedman, Billings, Ramsey & Co., Inc. .....................           40,000
Advest, Inc. ...............................................           20,000
Keefe, Bruyette & Woods, Inc. ..............................           20,000
Sandler O'Neill & Partners, L.P. ...........................           20,000
                                                                    ---------
     Total..................................................        1,760,000
                                                                    =========

     In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel and to various other conditions. Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities if any are taken.

     The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $0.50 per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.45 per preferred security to certain brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

     The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 264,000 additional preferred securities at the same price per security to be paid by the underwriters for the other securities being offered as set forth in the table below. If the underwriters purchase any of the additional securities under the option, each underwriter will be committed to purchase the additional securities in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the securities being offered.

     If the underwriters exercise their option to purchase additional securities, the trust will issue and sell to us additional common securities and we will issue and sell to the trust additional debentures in an aggregate principal amount equal to the total aggregate liquidation amount of the additional securities being purchased under the option and the additional common securities sold to us.

     The table below shows the price and proceeds on a per security and aggregate basis. The proceeds to be received by the trust as shown in the table below do not reflect estimated offering expenses of $308,000 payable by us.

                                                                                 TOTAL WITH
                                                   PER                          EXERCISE OF
                                                PREFERRED                      OVER-ALLOTMENT
                                                SECURITY            TOTAL          OPTION
                                                ---------        -----------   --------------
Public offering price.........................  $  25.00         $44,000,000    $50,600,000
Proceeds, before expenses, to the trust.......  $  25.00         $44,000,000    $50,600,000
Underwriting commission.......................  $ 0.8125         $ 1,430,000    $ 1,644,500
Net proceeds to us............................  $24.1875         $42,570,000    $48,955,500

     The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

     We and the trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933.

     The preferred securities have been approved for listing on the Nasdaq National Market under the symbol "IBCPO," and trading is expected to commence on or prior to delivery of the preferred securities. The representatives have advised us that they presently intend to make a market in the securities after the commencement of trading on the Nasdaq National Market, but are not obligated to do so and may discontinue market making at any time without notice. However, we cannot assure you as to the liquidity of the securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate has been determined by negotiations among representatives of the underwriters and us, and the offering price of the securities may not be indicative of the market price following the offering.

     In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the securities during and after the offering, such as the following:

     - the underwriters may over-allot or otherwise create a short position in the securities for their own account by selling more securities than have been sold to them;

     - the underwriters may elect to cover any short position by purchasing securities in the open market or by exercising the over-allotment option;

     - the underwriters may stabilize or maintain the price of the securities by bidding;

     - the underwriters may engage in passive market making transactions; and

     - the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

     The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules. The underwriters have advised us that they will not make any sales to any accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

     Certain of the underwriters and their affiliates have, from time to time, performed investment banking and other services for us and our affiliates in the ordinary course of business and have received fees from us for their services.

     We have agreed not to sell or otherwise dispose of any securities substantially similar to those offered by this prospectus for a period of 90 days after the effective date of the registration statement of which this prospectus forms a part (other than securities sold pursuant to this prospectus), without the prior written consent of Stifel, Nicolaus & Company, Incorporated.

                                 LEGAL MATTERS

     Certain legal matters, including matters relating to federal income tax considerations, for Independent Bank Corporation and the trust will be passed upon by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan, counsel to Independent Bank Corporation and the trust. Certain legal matters will be passed upon for the underwriters by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois. Varnum, Riddering, Schmidt & Howlett LLP and Vedder, Price, Kaufman & Kammholz will rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law.

                                    EXPERTS

     The consolidated financial statements of Independent Bank Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002, financial statements refers to a change in the method of accounting for derivative financial instruments and hedging activities in 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is a part of a Registration Statement on Form S-3 filed by us and the trust with the SEC under the Securities Act, with respect to the preferred securities, the debentures, and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

     We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

                      DOCUMENTS INCORPORATED BY REFERENCE

     We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

          (a) our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on February 28, 2003 (File No. 000-07818);

          (b) our Current Reports on Form 8-K filed with the SEC on the following dates (File No. 000-07818).

             (1) January 16, 2003; and

             (2) February 26, 2003.

     We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

     You may request, and we will provide, a copy of these filings at no cost by contacting Robert N. Shuster, our Chief Financial Officer, at Independent Bank Corporation, 230 West Main Street, Ionia, MI 48846, or by calling (616) 527-9450.

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                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Summary...............................      1
Summary Consolidated Financial Data...      8
Risk Factors..........................     10
Special Note Regarding Forward-Looking
  Statements..........................     18
Use of Proceeds.......................     19
Capitalization........................     20
Accounting and Regulatory Treatment...     21
Description of the Trust..............     22
Description of the Preferred
  Securities..........................     23
Description of the Debentures.........     35
Description of the Guarantee..........     43
Relationship Among the Preferred
  Securities, the Debentures and the
  Guarantee...........................     46
Book-Entry Issuance...................     48
Federal Income Tax Consequences.......     50
ERISA Considerations..................     53
Underwriting..........................     54
Legal Matters.........................     56
Experts...............................     56
Where You Can Find More Information...     56
Documents Incorporated by Reference...     57

- YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND OUR UNDERWRITERS HAVE NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

- WE ARE NOT, AND OUR UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

- YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ALL SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

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                         1,760,000 PREFERRED SECURITIES

                             IBC CAPITAL FINANCE II

                             8.25% CUMULATIVE TRUST
                              PREFERRED SECURITIES

                          (LIQUIDATION AMOUNT $25 PER
                              PREFERRED SECURITY)

                     FULLY, IRREVOCABLY AND UNCONDITIONALLY
                     GUARANTEED ON A SUBORDINATED BASIS, AS
                        DESCRIBED IN THIS PROSPECTUS, BY

                            [INDEPENDENT BANK LOGO]

                         ------------------------------

                                  $44,000,000
                           8.25% JUNIOR SUBORDINATED
                                   DEBENTURES
                                       OF

                                INDEPENDENT BANK
                                  CORPORATION
                         ------------------------------

                                   PROSPECTUS
                                 MARCH 13, 2003
                         ------------------------------

                           STIFEL, NICOLAUS & COMPANY
                    INCORPORATED

                             FAHNESTOCK & CO. INC.

                         HOWE BARNES INVESTMENTS, INC.

                              RBC CAPITAL MARKETS
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